 RosBusinessConsulting



06018774

Securities and Exchange Commission
File No: 82-34864

22.11.2006

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC calls EGM to de-merge IT business'.
2. A press release: 'RBC delivers dynamic 57% sales growth in the first nine months of 2006 and reaffirms outlook for the full-year results'.

Sincerely yours,

p.p. [Maria Sorokina, IRO]

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.

Internet: http://www.rbc.ru


RBC

RosBusinessConsulting

RBC calls EGM to de-merge IT business

Moscow, November 14, 2006 – At the beginning of November, the Board of Directors of RBC Information Systems **(MICEX, RTS: RBCI)** decided to hold an Extraordinary General Meeting of the company (EGM) in Moscow on December 18, 2006 to approve the divestment of its information technology (IT) business. The Board recommended executing the spin-off of the IT division via the distribution of IT shares to RBC shareholders as a dividend in kind.

If approved by the EGM, the dividends will be disbursed in the form of common shares in OJSC Armada, the company holding RBC's IT assets, within 60 days of the general meeting's date. As a result, RBC shareholders will receive 95% in the IT company, while the remaining 5% will be reserved for a share option plan for the Armada Board of Directors and management. Alexey Kuzovkin, who has been leading RBC's IT business for the past six years, will serve as Chief Executive Officer for Armada.

The RBC Board promotes the divestment because the company's media and IT divisions no longer enjoy synergies, which used to be in place when the IT business organically emerged within RBC in 2000. Moreover, being part of a media company imposes significant constraints on organic and acquisitive growth of the IT division. The Board is confident that the IT business will have much more exciting growth opportunities, being an independent publicly traded corporation. At the same time, the spin-off will leave RBC free to concentrate its management and financial resources on the core media business.

RBC expects to close the spin-off in the first half of 2007 by floating 15-25% of new Armada shares on the Russian market to raise a developmental capital for the IT company.

For more details on the upcoming EGM, please refer to the company's web site at www.rbcinfosystems.com.

Investor contact: Natalia Makeeva
Phone: +7 495 363 1111 (Ext.1369), e-mail: ir@rbc.ru
Web: www.rbcinfosystems.com


RBC

RosBusinessConsulting

RBC delivers dynamic 57% sales growth in the first nine months of 2006 and reaffirms outlook for the full-year results

Business highlights

- *RBC continues double-digit expansion, with the total revenue up 57% to $115.9m on strong underlying growth and acquisition-related contributions*
- *RBC Board approves the divestment of the IT business and a wide-scale Internet expansion strategy*
- *RBC TV reaches an agreement with Mostelecom, Moscow's largest cable operator, to distribute its signal through the Moscow city cable television network*
- *RBC expands to the growing print media niche with the acquisition of EDI S PRESS Holding, a leader in design and architecture publications in Russia*
- *RBC Daily, a business newspaper, goes print to increase its combined daily audience by 60,000 readers to over 130,000 people through the Internet and print formats*
- *RBC reiterates its outlook for 2006: total revenue is expected to reach about $170-178m*

Revenue for the 1-3Q 2006

$'000 000	*1-3Q 2006*[1]	*1-3Q 2005*[1]	*% Growth*	*Forecast 2006*
Media services	46.3	33.5	38%	60-65
RBC TV	24.5	19.4	26%	30-35
IT Services	45.1	21.0	115%	75-80
Total revenue	**115.9**	**73.9**	57%	**170-178**

Moscow, November 21, 2006 – Commenting on the preliminary results of RBC Information Systems (**RTS, MICEX: RBCI**) for the first nine months of 2006, RBC Chairman and CEO German Kaplun said, "I am pleased that all of our divisions delivered strong results in the first nine months of the year. The third quarter of 2006 was very important from a strategic point of view, as the Board decided on a spin-off of the IT business in order to allow the management to concentrate all efforts on a more marginal and core for the company media business. We have further strengthened our position among the business media and prepared a solid and diversified platform for RBC's future growth, as we reached an agreement with Mostelecom to dramatically broaden penetration in Moscow and continued the development of our online media branch to benefit from increasing Internet accessibility in Russia. We have also entered a rapidly growing segment of home decor magazines and successfully launched the printed version of the RBC Daily business newspaper to expand readership. However, our longer-term

[1]Based on management accounts in accordance with IFRS (un-audited).

focus remains on Internet and TV, which we expect to drive our business going forward. Based on the strong performance to date, we are confident that RBC will continue to grow dynamically and achieve another year of impressive sales and earnings."

Revenue. In the first nine months of 2006, the total revenue surged 57% over the year-ago period from $73.9m to $115.9m. The IT division was at the forefront of the sales growth thanks to earlier reported acquisitions, cross-selling between the system integration and software programming departments and due to the ongoing extension of the IT clients list. Very strong support in terms of the revenue growth was provided by the media division and RBC TV on the back of increased demand from clients for advertising on RBC's resources with targeted demographic, which allowed the company to raise its TV and Internet ad rates.

In the total 1-3Q 2006 revenue mix, 40% came from the media business (Internet advertising, print publications, marketing communications and information services), 21% was contributed by RBC TV, and 39% - by the IT business.

Media Services. The company's revenue from media services rose 38% from $33.5m in the first nine months of 2005 to $46.3m in 2006, led by excellent performances of all media branches of the company. The growth was primarily driven by RBC's expansion on the Internet to ensure additional advertising spots through development of its online resources. For example, RBC launched RBC.Credit, a new online portal providing comprehensive information about the Russian private loan market, as well as RBC.Business Style, dedicated to the latest news in the world of fashion and luxury industries, both of them targeting well-to-do audiences. Effective 1 September 2006, RBC increased average ad rates on its web sites by 18% and shifted to a ruble-denominated price list.

RBC's online resources in Ukraine, i.e. www.rbc.ua and www.utro.ua, continued to strengthen their market position among the Ukrainian business and general sites. Over seven months since the launch, the monthly audience of these web sites has exceeded 500,000 unique users, which is a very impressive result, given that the Ukrainian Internet market is approximately 10 times smaller than the Russian Internet. The marketing communications and information services branches showed solid progress in line with the management's expectations.

The RBC business magazine continued to demonstrate great results in terms of advertising sales, with the number of ad pages reaching 45 out of some 160 pages in the November issue. RBC further developed its print media business by introducing a print version of the business daily newspaper, RBC Daily, which previously had been available on the Internet only. Launched in cooperation with Handelsblatt, the newspaper serves as RBC's new media outlet targeting the business audience. By implementing the newspaper project, RBC benefits from strong synergies with the existing media products and significant cross-selling opportunities, offering its clients package advertising on TV, the Internet and in the press.

Additionally, RBC expanded to the growing design and architecture print media segment by buying a 60% stake in the international publishing house, EDI S PRESS Holding, that owns

more than 15 specialized magazines and supplements and occupies a leading position in this niche in Russia. This acquisition will give RBC exposure to the booming glossy print industry and allow adding new advertisers to its large client base. The new assets brought around $4m in August and September to RBC's top line for the third quarter of 2006.

RBC TV. The RBC TV television station's revenue advanced 26% from $19.4m in 2005 to $24.5m in the period under revue due to its expanding audience and increased capacity utilization of available advertising spots, supported by positive market trends. Effective 1 October 2006, RBC TV lifted its ad rates by 15% on the back of the overall growth in prices and demand for TV advertising in Russia and due to the fast expansion of RBC TV's audience.

Additionally, RBC reached an agreement with Moscow's largest cable operator, Mostelecom, to increase RBC TV's penetration in the capital city. This will enable the channel to reach a significant part of its audience, concentrated in those districts of Moscow that the station has not covered yet, by the end of 2007.

IT Services. The revenue from IT services was up 115% from $21m in the first nine months of 2005 to $45.1m in 2006 due to growth in the number and volume of IT contracts as well as on the back of contribution from acquisitions. In the third quarter of 2006, RBC completed several IT projects for Sharp, OGK-5 and Rolf Holding. The company won tenders for the implementation of a large database, learning system and portal solutions for the Russian Federal State Statistics Service and the Presidential Executive Office. Additionally, RBC continued to update and expand the existing database and portal projects for the Russian Federal Customs Service. Among the new IT clients, there are such large institutions and companies as the Russian Ministry of Foreign Affairs, the Russian Education and Science Supervisory Service, Comstar-United Telesystems and Investment Group Kapital.

Outlook for 2006. Given strong results achieved to date and favorable macroeconomic and market trends, RBC reaffirms its forecast for 2006. The company is expected to generate total revenue of about $170m - $178m. This figure is projected to consist of about $90m - $95m from Media Services (including about $30m - $35m from RBC TV), while revenue from IT Services is estimated to reach around $75m - $80m.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva

Tel: + 7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com